FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated November 6, 2007.

Exhibit 1

DRYSHIPS INC. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2007

November 6, 2007, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, today announced its unaudited financial and operating results for the third quarter and nine months ended September 30, 2007.

Financial Highlights

•

The Company reported Net Income of $103.5 million or $2.92 per share, for the third quarter of 2007.  Included in the third quarter results is a capital gain on the sale of 2 vessels of $19.2 million or $0.54 per share. Excluding this gain, Net Income would amount to $84.3 million or $2.38 per share.

•

For the third quarter of 2007 the Company reported EBITDA, excluding vessel gains, of $117.3 million, which is the highest EBITDA reported in a single quarter since the Company’s inception1.

•

In September 2007 the Company declared its tenth consecutive quarterly cash dividend of $0.20 per common share which was paid on October 31, 2007.

George Economou, the Chairman and Chief Executive Officer of DryShips Inc., commented:

“We are pleased to report a third consecutive quarter with record EBITDA reflecting the strength of the current drybulk market. We continue to actively manage our fleet portfolio with a goal to ensure the longevity and quality of our fleet’s earning capacity.  Once the recently announced sale and purchase activity has been completed by the second quarter of 2008, the Company’s fleet will consist of a total of 46 vessels (including 8 newbuildings) with an average age of 8.5 years, well below the industry average of about 13 years.

We remain committed to implementing our chartering philosophy. By having the majority of the Company’s vessels operating in the spot market we are able to take advantage of market opportunities as they arise. As of today, 36% of our fleet operating days for the fourth quarter of 2007 remain unfixed.

The outlook for 2008 remains positive. We will have approximately 16% more fleet operating days compared to 2007 and approximately 85% of the fleet operating days unfixed. With overall debt leverage of just below 25% adjusted for the market values of its vessels, DryShips is in a unique position to seek growth opportunities as they arise.”

Third Quarter 2007 Results

For the third quarter ended September 30, 2007, Time charter equivalent revenues (Voyage revenues less voyage expenses) amounted to $140.5 million as compared to $56.2 million for the third quarter ended September 30, 2006. Operating Income was $118.2 million for the quarter ended September 30, 2007, as compared to $15.7 million for the quarter ended September 30, 2006. Net Income for the third quarter ended September 30, 2007 was $103.5 million or $2.92 Earnings Per Share  calculated on 35.49 million weighted average basic and diluted shares outstanding as compared to $3.5 million or $0.11 Earnings Per Share  calculated on 33.23 million weighted average basic and diluted shares outstanding for the quarter ended September 30, 2006. EBITDA for the third quarter of 2007 was $136.5 million as compared to $35.8 million in the quarter ended September 30, 2006.2

An average of 33.7 vessels were owned and operated during the third quarter of 2007, earning an average Time Charter Equivalent, or TCE, rate of $45,525 per day as compared to an average of 29.8 vessels owned and operated during the third quarter of 2006 earning an average TCE rate of $20,808 per day.

Nine Months ended September 30, 2007 Results

For the nine months ended September 30, 2007, Time charter equivalent revenues (Voyage revenues less voyage expenses) amounted to $327.4 million as compared to $158.5 million for the nine months ended September 30, 2006. Operating Income was $316.2 million for the nine month period ended September 30, 2007, as compared to $50.3 million for the nine month period ended September 30, 2006. Net Income for the nine months ended September 30, 2007 was $280.2 million or $7.89 Earnings Per Share calculated on 35.49 million weighted average basic and diluted shares outstanding as compared to $20.8 million or $0.66 Earnings Per Share  calculated on 31.34 million weighted average basic and diluted shares outstanding for the nine months ended September 30, 2006. EBITDA for the nine month period ended September 30, 2007 was $371.5 million as compared to $95.3 million for the nine month period ended September 30, 2006.1

An average of 32.8 vessels were owned and operated during the nine months ended September 30, 2007, earning an average or TCE rate of $37,108 per day as compared to an average of 28.4 vessels owned and operated during the nine months ended September 30, 2006 earning an average TCE rate of $20,902 per day.

Drydock related expenses

During the third quarter of 2007, one vessel completed drydocking for a total cost of $0.5 million. Such costs are capitalized and amortized until the vessels’ next drydock.

Capitalization

On September 30, 2007, debt to total capitalization (debt, net of deferred financing fees and stockholder’s equity) was 53.81% and net debt (total debt less cash and cash equivalents) to total capitalization was 51.43%.

As of September 30, 2007, the Company had a total liquidity of approximately $74.7 million.

Financing activities

On August 30, 2007 the Company concluded a bridge facility of up to $30.1 million with HSH Nordbank. The loan bears interest at LIBOR plus 1.5% and will be repaid in one instalment during the first quarter of 2008.

On October 2, 2007 the Company concluded a loan agreement of up to $35 million with Deutsche Schiffsbank in order to partly finance the acquisition cost of the second hand vessel MV Clipper Gemini. The loan bears interest at LIBOR plus 0.9% and will be repaid in thirty-six quarterly installments starting in the first quarter of 2008.

On October 5, 2007 the Company concluded a loan agreement of up to $90 million with Piraeus Bank in order to partly finance the acquisition cost of the second hand vessels MV Samatan and MV VOC Galaxy. The loan bears interest at LIBOR plus between 0.95% and 1.05% depending on corporate leverage and will be repaid in thirty-two quarterly installments starting in the first quarter of 2008.

As of November 6, 2007 the Company had a total of $794.2 million in debt outstanding under its main credit facility with HSH Nordbank.

Fleet Developments

Vessels Acquired and Delivered

On August 29, 2007, the Company took delivery of the MV Ecola, a 2001 built second-hand 73,931 dwt Panamax drybulk carrier, which it had agreed to acquire on November 23, 2006, for a purchase price of $39.7 million.

On October 9, 2007, the Company took delivery of the MV Clipper Gemini, a 2003 built second-hand 51,201 dwt Supramax drybulk carrier, which it had agreed to acquire on June 8, 2007, for a purchase price of $50.2 million. The vessel commenced a bareboat charter back to the Seller for a period of between 13 and 15 months at a daily bareboat rate of $27,000.

On October 17, 2007, the Company took delivery of the MV Samatan, a 2001 built second-hand 74,823 dwt Panamax drybulk carrier, which it had agreed to acquire on August 15, 2007, for a purchase price of $71.0 million.

Vessels Sold – To be delivered

On October 1, 2007 the Company entered into an agreement to sell the MV Matira, a 1994 built, 45,863 dwt Handymax drybulk carrier for a sale price of $46.5 million with delivery to the new owners scheduled to take place in the first quarter of 2008.  The Company expects to realize a gain of approximately $24.6 million.

Newbuilding Acquisitions – To be delivered

On October 1, 2007 the Company entered into an agreement, with an unaffiliated third party, to acquire a resale contract for a 170,000 dwt Capesize bulk carrier under construction in South Korea, for a price of $147.5 million. The vessel is expected to be delivered during the second quarter of 2008.

The above vessel is being acquired as re-sale from the sellers and delivery to DryShips is expected to be “back to back” with the delivery of the vessel to the seller by the shipyard.

Gain on Vessel Disposals

As of September 30, 2007 DryShips has realized an aggregate gain on vessel disposals of $103.5 million or $2.92 per share and expects to realize additional vessel gains for the remainder of the year in the amount of approximately $31.0 million or $0.87 per share. For the whole of 2007 DryShips expects to realize a total gain on vessel disposals of approximately $134.5 million or $3.79 per share.

When all the second hand acquisitions and disposals are concluded by the end of the second quarter of 2008, DryShips’ fleet will include 46 drybulk carriers comprising 6 Capesize, 31 Panamax, 2 Supramax, and 7 newbuilding drybulk vessels, with a combined deadweight capacity of approximately 4.2 million deadweight tons, and an average age of 8.4 years.

Fleet Employment Developments

The Company has entered its 2004 built 73,601 dwt Panamax bulk carrier MV Padre into a time charter for a period of about 12 months at a daily rate of $81,000. The vessel commenced its new charter on November 6, 2007.

The Company has entered its 2000 built 75,706 dwt Panamax bulk carrier MV Coronado into a time charter for a period of about 12 months at a daily rate of $81,750. The vessel commenced its new charter on November 2, 2007.

The Company has entered its 1998 built 72,495 dwt Panamax bulk carrier MV Primera into a time charter for a period of about 12 months at a daily rate of $78,600. The vessel commenced its new charter on October 19, 2007.

The Company has entered its 1996 built 70,349 dwt Panamax bulk carrier MV Iguana into a time charter for a period of about 12 months at a daily rate of $77,000. The vessel is expected to commence its new charter on or about November 13, 2007.

As of November 6, 2007, approximately 36% and 85% of the total vessel operating days for fourth quarter 2007 and calendar year 2008 respectively remain unfixed.

Capital expenditures

The Company expects to incur the following capital expenditures associated with vessel drydocking costs:

	Fourth quarter 2007	2008
Number of vessels	1	5
Expected cost in USD millions	0.5	4.5
Off-hire days	15	125

Such costs are capitalized and amortized until the vessel’s next drydock. The actual days and expenses in connection with vessel drydockings will vary based on the shipyard schedule, weather, condition of the vessel and other factors.

In addition the Company expects to incur expenses for peripheral supplies and other repair works while the vessels will be in drydock which will be included in vessel operating expenses for the respective quarter.

Dividend Payment

In September 2007, DryShips declared its tenth consecutive quarterly cash dividend of $0.20 per common share which was paid on October 31, 2007 to stockholders of record on October 15, 2007. Since the Company’s IPO in February 2005, DryShips has paid total dividends of $2.00 per common share.

Fleet Data

Third  Quarter 2007

Total TCE revenue increased during the third quarter of 2007 compared to the third quarter of 2006, primarily as a result of an increase in the average number of vessels operated, from an average of 29.8 vessels in the third quarter of 2006 to 33.7 vessels in the third quarter of 2007, and an increase in the daily average TCE rate from $20,808 in the third quarter of 2006 to $45,525 in the third quarter of 2007.

Vessel operating expenses increased to $15.3 million for the third quarter of 2007 compared to $11.9 million for the third quarter of 2006. The increase is attributable to the increase in the number of vessels operated from an average of 29.8 vessels for the third quarter of 2006 to 33.7 vessels for the third quarter of 2007 and costs typically associated with the delivery of new vessels.

Depreciation and amortization increased to $20.8 million in the third quarter of 2007 compared to $15.5 million in the third quarter of 2006. This was a direct result of the increase in the Company’s fleet from an average of 29.8 vessels in the third quarter of 2006 to an average of 33.7 vessels in the third quarter of 2007.

Management fees increased to $2.4 million in the third quarter of 2007 compared to $1.7 million in the third quarter of 2006 as a direct result of the increase in the number of fleet calendar days from 2,738 in the third quarter of 2006 to 3,098 in the third quarter of 2007 due to the growth of the fleet and the appreciation of the Euro versus the USD.

General and administrative expenses increased to $3.0 million in the third quarter of 2007 from $1.8 million in the third quarter of 2006. The increase results mainly from increased legal and audit fees, fees relating to compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the appreciation of the Euro versus the USD.

Nine Months ended September 30, 2007

Total TCE revenue increased during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, primarily as a result of an increase in the average number of vessels operated, from an average of 28.4 vessels in the nine months ended September 30, 2006 to 32.8 vessels in the nine months ended September 30, 2007, and an increase in the daily average TCE rate from $20,902 in the nine months ended September 30, 2006 to $37,108 in the nine months ended September 30, 2007.

Vessel operating expenses increased to $44.3 million during the nine months ended September 30, 2007 compared to $33.5 million during the nine months ended September 30, 2006. The increase is attributable to the increase in the number of vessels operated from an average of 28.4 vessels during the nine months ended September 30, 2006 to 32.8 vessels during the nine months ended September 30, 2007 and costs typically associated with the delivery of new vessels.

Depreciation and amortization increased to $56.4 million during the nine months ended September 30, 2007 compared to $43.7 million during the nine months ended September 30, 2006. This was a direct result of the increase in the Company’s fleet from an average of 28.4 vessels during the nine months ended September 30, 2006 to an average of 32.8 vessels during the nine months ended September 30, 2007.

Management fees increased to $7.0 million in the nine months ended September 30, 2007 compared to $4.7 million in the nine months ended September 30, 2006 as a direct result of the increase in the number of fleet calendar days from 7,743 during the nine months ended September 30, 2006 to 8,965 during the nine months ended September 30, 2007 due to the growth of the fleet and the appreciation of the Euro versus the USD.

General and administrative expenses increased to $6.9 million during the nine months ended September 30, 2007 from $3.8 million during the nine months ended September 30, 2006. The increase results mainly from increased legal and audit fees, fees relating to compliance with the requirements of Sarbanes-Oxley Act of 2002 and the appreciation of the Euro versus the USD.

Third Quarter 2007

(Dollars in thousands, except
Average Daily Results - unaudited)	Three Months Ended	Three Months Ended
	September 30, 2007	September 30, 2006
Average number of vessels (1)	33.7	29.8
Total voyage days for fleet (2)	3,086	2,700
Total calendar days for fleet (3)	3,098	2,738
Fleet Utilization (4)	99.6%	98.6%
Time charter equivalent (5)	45,525	20,808
Capesize	61,163	29,542
Panamax	43,174	19,219
Handymax	30,521	15,038
Vessel operating expenses (daily) (6)	4,932	4,344
Management fees (daily)	780	625
General and administrative expenses (daily) (7)	973	661
Total vessel operating expenses (daily) (8)	6,685	5,630

 Nine Months ended September 30, 2007

(Dollars in thousands, except
Average Daily Results - unaudited)	Nine Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2006
Average number of vessels (1)	32.8	28.4
Total voyage days for fleet (2)	8,823	7,582
Total calendar days for fleet (3)	8,965	7,743
Fleet Utilization (4)	98.4%	97.9%
Time charter equivalent (5)	37,108	20,902
Capesize	52,536	31,033
Panamax	35,331	18,913
Handymax	24,016	14,751
Vessel operating expenses (daily) (6)	4,941	4,325
Management fees (daily)	787	602
General and administrative expenses (daily) (7)	771	493
Total vessel operating expenses (daily) (8)	6,499	5,420

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for the fleet are the total days vessels were owned by us for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were owned by us for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

TCE Rates:

The following table reflects the calculation of our TCE rates for the periods then ended:

	Three	Three	Nine	Nine
(Dollars in thousands)	Months Ended	Months Ended	Months Ended	Months Ended
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006

Voyage revenues	150,011	59,968	349,182	169,324
Voyage expenses	(9,522)	(3,787)	(21,779)	(10,843)

Time charter equivalent revenues	140,489	56,181	327,403	158,481

Total voyage days for fleet	3,086	2,700	8,823	7,582

Time charter equivalent (TCE) rate	45,525	20,808	37,108	20,902

DryShips Inc. Fleet

As at September 30, 2007, the Company’s fleet consisted of 34 vessels.

During the three month period ended September 30, 2007, the Company operated the following types of vessels:

	Capesize	Panamax	Handymax	Total
Average number of vessels during period	5.00	27.67	1.00	33.67
Number of vessels at end of period	5.00	28.00	1.00	34.00
Dwt at end of period	792,657	2,054,965	45,863	2,893,485
DWT as percentage of total fleet	27.39%	71.02%	1.59%	100.00%

During the nine month period ended September 30, 2007, the Company operated the following types of vessels:

	Capesize	Panamax	Handymax	Total
Average number of vessels during period	4.69	25.97	2.18	32.84
Number of vessels at end of period	5.00	28.00	1.00	34.00
Dwt at end of period	792,657	2,054,965	45,863	2,893,485
DWT as percentage of total fleet	27.39%	71.02%	1.59%	100.00%

Financial Statements

The following are DryShips Inc.’s Unaudited Condensed Consolidated Statements of Income for the three and nine-month periods ended September 30, 2007 and September 30, 2006:

(Dollars in thousands, except per share data	Nine	Nine	Three	Three
- unaudited)	Months Ended	Months Ended	Months Ended	Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

INCOME STATEMENT DATA

Voyage revenues	$349,182	$169,324	$150,011	$59,968
Loss on forward freight agreements		22,473		9,610
Voyage expenses	21,779	10,843	9,522	3,787

Vessel operating expenses	44,296	33,490	15,279	11,894
Depreciation and amortization	56,423	43,749	20,826	15,475
Gain on sale of vessels	-103,512		-19,229
Management fees	7,057	4,666	2,416	1,712
General and administrative	6,911	3,814	3,016	1,810

Operating Income	316,228	50,289	118,181	15,680

Interest and finance costs, net	-34,887	-30,703	-12,125	-16,779
Other, net	-1,155	1,233	-2,508	4,612

NET INCOME	$280,186	$20,819	$103,548	$3,513

Basic and fully diluted earnings per share	$7.89	$0.66	$2.92	$0.11
Weighted average basic and diluted shares outstanding	35,490,097	31,343,241	35,490,097	33,233,421

The following are DryShips Inc.’s Consolidated Balance Sheets as at September 30, 2007 (unaudited) and December 31, 2006 (audited):

(Expressed in thousands of U.S. Dollars – except for share and per share data)
	December 31, 2006	September 30, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,537	47,949
Restricted cash	6,614	6,775
Accounts receivable trade	3,187	6,814
Insurance claims	671	4,816
Due from related parties	3,353	6,690
Inventories	2,571	2,873
Prepayments and advances	5,568	7550
Fair value of above market acquired time charter	1,335	-
Financial instruments	39
Total current assets	25,875	83,467

FIXED ASSETS, NET:
Advances for vessels under construction and acquisitions	27,380	111,444
Vessels, net	1,084,924	1,340,657
Total fixed assets, net	1,112,304	1,452,101
OTHER NON CURRENT ASSETS:
Deferred charges, net	6,200	2,495
Restricted cash	20,000	20,000
Financial instruments	946	564
Other	2,848	2,215

Total assets	1,168,173	1,560,842

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	71,412	110,198
Accounts payable	11,423	8,261
Due to related parties	25,086	-
Accrued liabilities	6,326	10,905
Deferred revenue	12,270	10,131
Financial Instruments	2,625	-
Other current liabilities	202	184
Dividends payable	-	7,098

Total current liabilities	129,344	146,777

NON CURRENT LIABILITIES:
Fair value of below market acquired time charter	-	2,385
Long term debt, net of current portion	587,330	708,538
Financial Instruments	-	89
Other	607	367
Total non current liabilities	587,937	711,379

COMMITMENTS AND CONTIGENCIES	-	-
STOCKHOLDERS' EQUITY:
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued.	-	-
Common stock, $0.01 par value; 75,000,000 shares authorized; 35,490,097 shares issued and outstanding.	355	355
Additional paid-in capital	327,446	327,446
Retained earnings	123,091	374,885
Total stockholders' equity	450,892	702,686
Total liabilities and stockholders' equity	1,168,173	1,560,842

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash from operating activities to EBITDA:

(Dollars in thousands)	3 Months Ended	3 Months Ended
	September 30, 2007	September 30, 2006

Net cash provided by operating activities	102,409	27,575
Net (decrease) / increase in current assets	2,105	(12,826)
Net decrease / (increase) in current liabilities, excluding currrent portion of long term debt	1,162	9,486
Gain on sale of vessels	19,229
Amortization of deferred revenue	1,069	(1,750)
Amortization of free lubricants	88	203
Change in fair value of derivatives	(1,648)	(17,049)
Net Interest expense	12,125	16,779
Amortization of deferred financing costs included in interest expense	230	(182)
Payments for dry-docking costs	(318)	668
Freight Forward Agreements	0	12,863
EBITDA	136,451	35,767

(Dollars in thousands)	9 Months Ended	9 Months Ended
	September 30, 2007	September 30, 2006

Net cash provided by operating activities	219,489	73,442
Net (decrease) / increase in current assets	12,760	1,824
Net decrease / (increase) in current liabilities, excluding currrent portion of long term debt	(4,745)	3,965
Gain on sale of vessels	103,512	-
Amortization of deferred revenue	3,724	(1,598)
Amortization of free lubricants	258	120
Change in fair value of derivatives	2,115	(13,927)
Net interest expense	34,887	30,703
Amortization of deferred financing costs included in interest expense	(1,732)	(3,290)
Payments for dry-docking costs	1,228	4,032
EBITDA	371,496	95,271

Fleet List

The table below describes in detail our fleet development and current employment profile as of  November 6, 2007:

	Year			Current	Gross Rate		Redelivery
	Built	DWT	Type	Employment	per Day	Earliest	Latest
Capesize:
Manasota	2004	171,061	Capesize	Spot	$166,000	Prompt	Prompt
Alameda	2001	170,269	Capesize	TC	$73,000	Jan-08	Mar-08
Samsara	1996	150,393	Capesize	TC	$55,500	Prompt	Prompt
Netadola	1993	149,475	Capesize	TC	$52,500	Prompt	Prompt
Brisbane	1995	151,066	Capesize	Spot	$95,000	Prompt	Prompt
	9.0	792,264	5
Panamax:
Heinrich Oldendorff	2001	73,931	Panamax	BB	$28,000	Apr-08	Jun-08
Ligari	2004	75,583	Panamax	TC	$31,550	Prompt	Prompt
Padre	2004	73,601	Panamax	TC	$81,000	Oct-08	Nov-08
Mendocino	2002	76,623	Panamax	TC	$37,500	Prompt	Dec-07
Maganari	2001	75,941	Panamax	TC	$18,400	Apr-08	Jul-08
Coronado	2000	75,706	Panamax	TC	$81,750	Sep-08	Oct-08
Ocean Crystal	1999	73,688	Panamax	TC	$40,000	Prompt	Prompt
Primera	1998	72,495	Panamax	TC	$78,600	Sep-08	Oct-08
La Jolla	1997	72,126	Panamax	TC	$46,000	Prompt	Dec-07
Lanzarote	1996	73,008	Panamax	TC	$43,750	Prompt	Prompt
Iguana	1996	70,349	Panamax	TC	$77,000	Oct-08	Nov-08
Waikiki	1995	75,473	Panamax	TC	$36,750	Jan-08	Mar-08
Sonoma	2001	74,786	Panamax	Baumarine	$60,941
Toro	1995	73,034	Panamax	Baumarine	$58,742
Lacerta	1994	71,862	Panamax	Baumarine	$59,176
Catalina	2005	74,432	Panamax	Spot	$80,000	Prompt	Prompt
Majorca	2005	74,364	Panamax	Spot	$72,000	Prompt	Prompt
Bargara	2002	74,832	Panamax	Spot	$75,300	Prompt	Prompt
Capitola	2001	74,832	Panamax	Spot	$80,000	Prompt	Prompt
Samatan	2001	74,823	Panamax	Spot	$80,000	Prompt	Prompt
Ecola	2001	73,931	Panamax	Spot	$82,000	Prompt	Prompt
Redondo	2000	74,716	Panamax	Spot	$85,000	Prompt	Prompt
Marbella	2000	72,561	Panamax	Spot	$61,000	Prompt	Prompt
Xanadu	1999	72,270	Panamax	Spot	$84,500	Prompt	Prompt
Menorca	1997	71,662	Panamax	Spot	$75,000	Prompt	Prompt
Formentera	1996	70,002	Panamax	Spot	$72,000	Prompt	Prompt
Solana	1995	75,100	Panamax	Spot	$88,750	Prompt	Prompt
Paragon	1995	71,259	Panamax	Spot	$64,000	Prompt	Prompt
Tonga	1984	66,798	Panamax	Spot	$70,500	Prompt	Prompt
	8.2	2,129,788	29
Handymax:
Matira	1994	45,863	Handymax	TC	$32,300	Oct-07	Dec-07
	13.0	45,863	1
Supramax
Clipper Gemini	2003	51,201	Supramax	BB	$27,000	Nov-08	Jan-09
	4	51,201	1
Newbuildings:
TBN	2007	170,000	Capesize
TBN	2009	180,000	Capesize
TBN	2009	180,000	Capesize
TBN	2010	180,000	Capesize
TBN	2010	82,000	Kamsrmax
TBN	2010	82,000	Kamsrmax
TBN	2009	75,000	Panamax
TBN	2010	75,000	Panamax
		1,024,000	8

Total Fleet	8.4	4,043,116	44

1. For spot vessels the TCE rate is for the current voyage
2. Prompt implies current month
3. For vessels trading in the Baumarine pool the TCE rate is the Pool's estimate for earnings in the month of October
4. The quoted rates are not indications of future earnings and the Company gives no assurance or guarrantee of future rates.

Conference Call and Webcast: November 7, 2007, at 10 a.m. EST

DryShips management team will host a conference call on November 7, 2007, at 10 a.m. Eastern Time to discuss the Company’s financial results for the third quarter and nine months ended September 30, 2007.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800) 953 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694- 1503 (from the UK) or +(44) 1452 586 -513 (from outside the US). Quote "DryShips".

A replay of the conference call will be available until November 14, 2007. The United States replay number is 1(866) 247 4222; the international replay number is (0(800) 953 -1533; from the UK or (+44) 1452- 550 000 and the access code required for the replay is: 2133051#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc. is an international provider of drybulk cargo marine transportation services.  Headquartered in Athens, Greece, DryShips owns and operates a fleet of 44 drybulk carriers comprising 5 Capesize, 29 Panamax, 1 Supramax, 1 Handymax  and 8 newbuilding drybulk vessels, with a combined capacity of approximately 4.0 million deadweight tons.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: nbornozis@capitallink.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: November 6, 2007

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer

Footnotes

1 Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.

2 Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.